Filed pursuant to Rule 433

Registration No. 333-151522

August 10, 2009

A	ter two straight weeks of positive economic	UMM: $24.15 (-$1.21, -4.8%)
	data, which included the ﬁrst positive S&P/	DMM: $25.55 (+$1.45, 6.0%)
	Case-Shiller Composite-10 number in 3 years, last	Average Daily Volume: 39,367 combined
week closed with a pull back from implied housing
market highs.
Implied HPA: +6.18%
• UMM reached an all-time intraday high on $27.79
	on Monday (8/3), after a very strong prior week.	The market is anticipating that the S&P/Case-Shiller
	• DMM rebounded from all-time lows, closing higher	Composite-10 Index will rise to 160.33 by August
	on Wednesday, Thursday and Friday (8/5-8/7)	2014 from 151.00 today (reﬂects data through May
2009).
Last week’s market movers:
Pending Home Sales (8/4): +3.6% (+0.1% last mo.)
	MBA Mortgage Apps (8/5): +4.4% (-6.3% last wk.)	“I don’t think it’s going to happen, but
Unemployment Rate (8/7): 9.4% (9.6% surveyed)
we could get a second wave down.”
This week’s housing market indicators:
8/12 – MBA Mortgage Applications
	8/12 – FOMC Rate Decision	-Alan Greenspan
	8/14 – CPI	August 2, 2009
Source: Bloomberg

Chart of the Week: Best Way to Play a Housing Recovery?
MacroShares Major Metro Housing Up v. SPDR Homebuilders ETF

	Major Metro Housing : Market Recap	© MacroMarkets 2009

A registration statement relating to these securities has been fi led with the Securities and Exchange Commission but has not yet become effective. Securities may not be sold or offers to buy be accepted prior to the time that the registration statement becomes effective. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free (888) 9House5.

MacroShares Housing Depositor, LLC is a Delaware limited liability company and is acting as the depositor for the MacroShares Major Metro Housing Up and Down trusts. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

MacroMarkets LLC is the Administrative Agent and its subsidiary, MacroFinancial, LLC, is the marketing agent for the MacroShares Trusts. MacroFinancial is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShares Trusts involves signifi cant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark. A substitute price may be used as the reference price of the benchmark asset.

MacroMarkets LLC and their respective affiliates do not provide tax advice. Investors are urged to consult their tax advisor to fully understand the tax implications associated with and investment in any MacroShares Trust.

Additional Information about MacroShares can be found at www.macroshares.com.

Major Metro Housing : Market Recap	© MacroMarkets 2009